[redacted]

14046753

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 68301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVERGROVE ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 1415
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SILVERGROVE ADVISORS, LLC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILVERGROVE ADVISORS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAKINA RASOOL
Notary Public - State of New York
NO. 01RA6219123
Qualified in New York County
My Commission Expires 3/22/14

Signature

CHIEF EXECUTIVE OFFICER
Title

2/21/14

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

Silvergrove Advisors LLC

Financial Statements

December 31, 2013

PKF

Silvergrove Advisors LLC

Financial Statements

December 31, 2013

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

Member
Silvergrove Advisors LLC

We have audited the accompanying financial statements of Silvergrove Advisors LLC, (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA"), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.286.4080 | www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silvergrove Advisors LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by SEA Rule 17a-5. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 25, 2014

Silvergrove Advisors LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 1,316,227
Accounts receivable	16,813
Restricted stock	113,636
Prepaid expenses	3,119
	$ 1,449,795
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Deferred Revenue	$ 10,000
Accounts payable	6,060
Member's equity	1,433,735
	$ 1,449,795

See notes to financial statements

Silvergrove Advisors LLC

Statement of Operations and Changes in Member's Equity
Year Ended December 31, 2013

INCOME	
Fee income	$ 2,136,598
Other	39,581
Total Income	2,176,179
EXPENSES	
Professional fees	13,250
Payroll	90,000
Occupancy	21,600
Regulatory fees	8,277
Office	11,796
Other expenses	40,444
Total Expense	185,367
Net Income	1,990,812
MEMBER'S EQUITY	
Beginning of Year	1,037,923
Distributions	(1,595,000)
End of Year	$ 1,433,735

See notes to financial statements

Silvergrove Advisors LLC

Statement of Cash Flows
Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,990,812
Adjustments to reconcile net income to net cash from operating activities	
Net change in operating assets and liabilities	
Accounts receivable	(3,229)
Restricted stock	(113,636)
Prepaid expenses	30
Deferred Revenue	10000
Accounts payable	(16,008)
Net Cash from Operating Activities	1,867,969
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(1,595,000)
Net Change in Cash and Cash Equivalents	272,969
CASH AND CASH EQUIVALENTS	
Beginning of year	1,043,258
End of year	$ 1,316,227

See notes to financial statements

Silvergrove Advisors LLC

Notes to Financial Statements
December 31, 2013

1. Organization

Silvergrove Advisors LLC, a New Jersey limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") The Company, located in New York, New York, assists companies in raising capital through the private placement of securities, and provides advisory services related to mergers and acquisitions. As a limited liability company, the liability of the managing member is limited to the value of his membership interest.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

Fee income consists of retainer fees and success fees. Fee income from retainer fees are recorded periodically based on the terms of specific retainer agreements that the Company enters into. Fee income from success fees are recognized at the time a transaction is consummated within the terms of the specific agreements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash balances which at times may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company is a Single Member Limited Liability Company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not record a provision for income taxes. The member is responsible for reporting the Company's income or loss on his income tax returns.

Accounting for Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2010.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 25, 2014.

3. Restricted Stock

During 2013 the Company received restricted equity securities as a payment of fees. The restricted stock was marked to market price using publicly available quotes at December 31, 2013. The stock was distributed to the Member during January 2014.

4. Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. At December 31, 2013, all of the Company's investments were in corporate equity securities which are considered Level 2 investments.

5. Net Capital Requirements

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities and Exchange and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $1,300,167 which was $1,295,167 in excess of its required capital. The Company's net capital ratio was .0124 to 1.

6. Future Minimum Lease Payments

The Company leases its premises under a non-cancellable lease agreement for office space which expires in February 2014 but is renewable for an additional 12 month term, commencing March 1, 2014. Rent expense for 2013 was $21,600.

The minimum annual future rental payments under this agreement as of December 31, 2013 is $5,400 payable in 2014.

* * * * *

Silvergrove Advisors LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2013

Silvergrove Advisors LLC

Schedule of Computation of Net Capital Under
Rule 15c3-1 Under the Securities Exchange Act of 1934 ("SEA")
As of December 31, 2013

NET CAPITAL		
Total ownership equity from statement of financial condition		$ 1,433,735
Deductions for Non-allowable assets:		
Accounts receivable	16,813	
Prepaid expenses	3,119	
Total deductions		19,932
Tentative Net Capital		1,413,803
Less Haircut on Securities		(113,636)
Net Capital		1,300,167
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater		5,000
Excess of net capital over minimum requirement		$ 1,295,167
Aggregate indebtedness		
Accrued expenses and other liabilities		$ 16,059
Percent of aggregate indebtedness to net capital		1.24%

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEA RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2013.

See independent auditors' report

Silvergrove Advisors LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements for Broker Dealers Pursuant to SEA Rule 15c3-3
As of December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
As of December 31, 2013

The firm is engaged in private placements of securities and merger and acquisitions advisory services and carried no customer accounts on its books nor had possession of customer securities.

See independent auditors' report

Silvergrove Advisors LLC

Report of Independent Auditors On Internal Control Structure Required By SEA Rule 17a-5(g)(1)

December 31, 2013

PKF
O'CONNOR
DAVIES

PKF

**Independent Auditors' Report on Internal Control Structure
Required by SEA Rule 17a-5(g)(1)**

**Member
Silvergrove Advisors LLC**

In planning and performing our audit of the financial statements of Silvergrove Advisors LLC (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEA Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 | Fax: 212.286.4080 | www.odpkf.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on SEA Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 25, 2014

Silvergrove Advisors LLC

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to SIPC Assessment Reconciliation

December 31, 2013

PKF
O'CONNOR
DAVIES

PKF

Independent Accountants' Report

To the Board of
Silvergrove Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by Silvergrove Advisors LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Silvergrove Advisors LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Silvergrove Advisors LLC's management is responsible for Silvergrove Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journal entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068301 FINRA DEC
SILVERGROVE ADVISORS LLC 5*5
275 MADISON AVE STE 1415
NEW YORK NY 10016-1101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5342

B. Less payment made with SIPC-6 filed (exclude interest) (4813)

7/30/13
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 529

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 529

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 529

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Silvergrove Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO & Managing Member
(Title)

Dated the 28th day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 6/30/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ 1925391

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income — 331

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues — 1925060

2e. General Assessment @ .0025 — 4813